UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cardica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14141R101

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,110,073*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,110,073*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,110,073

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,523*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,523*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,523

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 2.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,647*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 26,647*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,647

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 3.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 270,522*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 270,522*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,417,765

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Exhibit A, Note 5.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 272,086*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 272,086*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,419,329

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Exhibit A, Note 6.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 723,199*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 723,199*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,870,442

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.6%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 7.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 502,278*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 502,278*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,521

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Exhibit A, Note 8.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 83,129*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 83,129*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,230,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Exhibit A, Note 9.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 128,543*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 128,543*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,275,786

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) IN

*                 See Exhibit A, Note 10.

**          Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,988*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 78,988*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,226,231

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 11.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,995*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 60,995*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,208,238

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 12.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,126*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 24,126*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,171,369

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 13.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 35,967*

	6.	Shared Voting Power 3,147,243**

	7.	Sole Dispositive Power 35,967*

	8.	Shared Dispositive Power 3,147,243**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,183,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 14.

** Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,147,243*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,147,243*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,147,243

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Cardica, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 900 Saginaw Dr., Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 14141R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. As such, they share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/2011
Date
Sutter Hill Ventures, A California Limited Partnership /s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (AI), L.P. /s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. White
Signature
/s/ Jeffrey W. Bird
Signature
/s/ David E. Sweet
Signature
/s/ Andrew T. Sheehan
Signature
/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G - CARDICA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	3,110,073	Note 1			11.9%

Sutter Hill Entrepreneurs Fund (AI), L.P.	10,523	Note 2			0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	26,647	Note 3			0.1%

Total of Sutter Hill Funds	3,147,243

David L. Anderson	270,522	Note 5			1.1%
			3,417,765	Note 4	13.0%

G. Leonard Baker, Jr.	272,086	Note 6			1.1%
			3,419,329	Note 4	13.0%

William H. Younger, Jr.	723,199	Note 7			2.8%
			3,870,442	Note 4	14.6%

Tench Coxe	502,278	Note 8			2.0%
			3,649,521	Note 4	13.9%

Gregory P. Sands	83,129	Note 9			0.3%
			3,230,372	Note 4	12.3%

James C. Gaither	128,543	Note 10			0.5%
			3,275,786	Note 4	12.5%

James N. White	78,988	Note 11			0.3%
			3,226,231	Note 4	12.3%

Jeffrey W. Bird	60,995	Note 12			0.2%
			3,208,238	Note 4	12.2%

David E. Sweet	24,126	Note 13			0.1%
			3,171,369	Note 4	12.1%

Andrew T. Sheehan	35,967	Note 14			0.1%
			3,183,210	Note 4	12.2%

Michael L. Speiser	0				0.0%
			3,147,243	Note 4	12.0%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 797,434 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10.

Note 2:  Includes 797 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10.

Note 3:  Includes 2,019 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10.

Note 4:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by the following partnerships of which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 5:  Comprised of 49,776 shares (including 3,367 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The Anderson Living Trust of which the reporting person is the trustee, 185,954 shares (including 61,985 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person and 34,792 shares (including 3,040 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Comprised of 113,365 shares (including 28,661 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The Baker Revocable Trust of which the reporting person is a trustee and 158,721 shares (including 40,127 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Comprised of 270,680 shares (including 53,305 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 292,630 shares (including 119,761 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person, 132,305 shares (including 39,920 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner, 25,251 shares issuable upon exercise of director’s options that are exercisable within 60 days after 12/31/10 and 2,333 shares that were issued to Mr. Younger upon exercise of director’s options. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the shares of director’s options with other individuals pursuant to a contractual relationship.

Note 8:  Comprised of 94,710 shares (including 3,777 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held in The Coxe Revocable Trust of which the reporting person is a trustee, 385,870 shares (including 123,209 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person and 21,698 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the revocable trust’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 80,052 shares (including 21,017 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,077 shares held by a Roth IRA for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 34,471 shares (including 2,611 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held in the individual name and 94,072 shares (including 29,886 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The Gaither Revocable Trust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the revocable trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Comprised of 75,911 shares (including 19,971 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The White Family Trust of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 60,995 shares (including 15,622 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 13: Comprised of 5,344 shares (including 571 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 18,782 shares (including 5,528 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 14: Comprised of 35,967 shares (including 11,989 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held in the Sheehan 2003 Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.